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                                                Filed pursuant to Rule 424(b)(3)
                                                        File Number 333-59601-99

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3,731,600 SHARES
COMMON STOCK
                                                Constellation Energy Group, Inc.
                                                          39 W. Lexington Street
                                                       Baltimore, Maryland 21201
                                                                  (410) 234-5678

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                              P R O S P E C T U S
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    Constellation Energy may sell shares of common stock from time to time through the agent under our continuous offering program. We will receive all the proceeds from the sale of the stock, less expenses, after paying the agent a commission of not more than 5 cents per share. The proceeds we receive will depend on the number of shares we sell and the market price of our stock at the time of sale. We also may sell shares of common stock in fixed price offerings, special offerings or block transactions. For these types of sales, we will prepare and distribute a prospectus supplement which will describe the sale. Our common stock is listed on the New York, Chicago and Pacific stock exchanges under the symbol "CEG."

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    WE URGE YOU TO CAREFULLY READ THIS PROSPECTUS WHICH WILL DESCRIBE THE
SPECIFIC TERMS OF THE OFFERING BEFORE YOU MAKE YOUR INVESTMENT DECISION.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                              SALOMON SMITH BARNEY

                                     Agent

May 3, 1999
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                               TABLE OF CONTENTS

                                                                                                    PAGE
                                                                                                    -----
Constellation Energy...........................................................................           3

Use of Proceeds................................................................................           3

Common Stock Dividends and Price Range.........................................................           4

Description of Common Stock....................................................................           5

Plan of Distribution...........................................................................           5

Legal Opinions.................................................................................           6

Experts........................................................................................           6

Where You Can Find More Information............................................................           6

                           FORWARD-LOOKING STATEMENTS

We make statements in this prospectus and the documents we incorporate by reference that are considered forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Sometimes these statements will contain words such as "believes," "expects," "intends," "plans" and other similar words. These statements are not guarantees of our future performance and are subject to risks, uncertainties and other important factors that could cause our actual performance or achievements to be materially different from those we project. These risks, uncertainties and factors include:

- general economic, business and regulatory conditions;
- energy supply and demand;
- competition;
- federal and state regulations;
- availability, terms and use of capital;
- nuclear and environmental issues;
- weather;
- industry restructuring and cost recovery (including the potential effect of stranded investments);
- commodity price risk; and
- year 2000 readiness

Given these uncertainties, you should not place undue reliance on these forward-looking statements. Please see the documents we incorporate by reference for more information on these factors. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

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CONSTELLATION ENERGY

Constellation Energy became the holding company for Baltimore Gas and Electric Company ("BGE") and its diversified businesses on April 30, 1999. Constellation Energy owns all the outstanding shares of common stock of BGE and the subsidiaries formerly owned by BGE.

BGE is a public utility that has served Central Maryland for over 180 years. BGE produces, purchases and sells electricity and purchases, transports and sells natural gas. BGE also jointly owns and operates two electric generating plants and one hydroelectric plant in Pennsylvania.

Constellation Energy owns the stock of several other companies primarily engaged in diversified energy-services businesses. They are:

- Constellation Power Source, Inc.--our wholesale power marketing and trading business.
- Constellation Power, Inc. and subsidiaries--our power projects business;
- Constellation Energy Source, Inc.--our energy products and services business; and
- BGE Home Products & Services, Inc. and subsidiaries--our home products, commercial building systems, and residential and small commercial gas retail marketing business.

Constellation Energy also has two other subsidiaries:

- Constellation Investments, Inc.--our financial investments business; and
- Constellation Real Estate Group, Inc.-- our real estate and senior living facilities business.

USE OF PROCEEDS

Based on our current plans and estimates, we will use the net proceeds from the sale of common stock for general corporate purposes, including investments in our subsidiaries and repayment of commercial paper borrowings used to finance capital expenditures and operations. We may, however, use the net proceeds for other purposes if we find it necessary. If we do not use the net proceeds immediately, we will temporarily invest them in short term, interest bearing obligations. For current information on our commercial paper balances and average interest rate, see our most recent Form 10-K and 10-Q. See WHERE YOU CAN FIND MORE INFORMATION.

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                     COMMON STOCK DIVIDENDS AND PRICE RANGE

When our Board of Directors declares dividends they will also set the record dates and payment dates. As was the practice with BGE the record dates are expected to be the 10th of March, June, September and December, and we expect to mail dividends to each shareholder on or about the 1st of January, April, July and October.

The range of the high and low sale prices of BGE's common stock, reported by THE WALL STREET JOURNAL, as New York Stock Exchange-Composite Transactions and dividends paid per share were as follows:

                                                                              PRICE RANGE          DIVIDENDS
                                                                          --------------------     PAID PER
                                                                            HIGH        LOW          SHARE
                                                                          ---------  ---------  ---------------
1996
First Quarter...........................................................  29 1/2     26 1/8              .39
Second Quarter..........................................................  28 5/8     25 1/2              .39
Third Quarter...........................................................  28 5/8     25                  .40
Fourth Quarter..........................................................  28 3/4     25 3/4              .40

1997
First Quarter...........................................................  28         26 1/2              .40
Second Quarter..........................................................  27         24 3/4              .40
Third Quarter...........................................................  28 1/16    26                  .41
Fourth Quarter..........................................................  34 5/16    25 13/16            .41

1998
First Quarter...........................................................  34 1/8     29 3/4              .41
Second Quarter..........................................................  32 15/16   29 1/4              .41
Third Quarter...........................................................  33 5/8     29 5/16             .42
Fourth Quarter..........................................................  35 1/4     30 7/8              .42

1999
First Quarter...........................................................  31 1/8     24 11/16            .42
Second Quarter..........................................................  28 1/8     25 1/8              .42
(through April 28, 1999)

The book value per share of BGE's common stock at December 31, 1998 was $ 19.98. The last reported sale price of BGE's common stock on the New York Stock Exchange on April 28, 1999 was $27 7/8.

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DESCRIPTION OF COMMON STOCK

Below is a brief summary of your rights as holders of our common stock. You can find a complete description of these rights in our Charter. See WHERE YOU CAN FIND MORE INFORMATION.

DIVIDEND RIGHTS

We will pay dividends on our common stock when declared by our Board of Directors. However, we must first pay all dividends and any redemption payments due on our preferred stock (if any become outstanding) before paying common stock dividends.

VOTING RIGHTS

Holders of our common stock are entitled to one vote per share on all matters on which shareholders vote. There are no cumulative voting rights.

LIQUIDATION

Our common stock has no par value. If we liquidate or dissolve, you will share equally in any assets remaining after full payment of liabilities to our creditors and the liquidation value per share plus accrued dividends due to holders of our preferred stock (if any become outstanding).

GENERAL

You do not have any preemptive or special rights to purchase any shares of common stock we may issue at a later date. We have not issued any securities convertible into shares of our common stock. In addition, as holders of common stock, you have no redemption, conversion or sinking fund rights. When issued to you, the common stock will be legally issued, fully paid and nonassessable.

PLAN OF DISTRIBUTION

The common stock will be sold on a continuing basis through our agent, Salomon Smith Barney. The agent agrees to use its reasonable efforts to solicit purchases for the period of its appointment. We will receive all the proceeds from the sale of the stock, after paying the agent a commission of no more than 5 cents per share and before deducting expenses of approximately $150,000. In addition, we have agreed to reimburse the agent for certain of its expenses in connection with the sale of the common stock.

The agent will sell the shares on the New York Stock Exchange, or on any other exchange on which the shares are listed, at prevailing market prices through (a) ordinary brokers' transactions or (b) in block transactions. In block transactions, the agent may purchase all or a portion of the shares as principal for its own account and resell them.

The agent may also sell the shares in a fixed price offering. If this happens, we will sell shares to the agent for its own account at a negotiated price (which is related to the prevailing market price), and the agent may form a group of dealers to participate with it in reselling the shares to you. For this type of sale, we will prepare and distribute a prospectus supplement which will describe the offering price and the number of shares sold and customary distributors' or sellers' commissions payable, if any.

The agent may also sell the shares by conducting a special offering or exchange distribution in accordance with the rules of the stock exchange on which the shares are listed. We would also prepare and distribute a prospectus supplement for these types of offerings.

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GENERAL INFORMATION

Dealers and agents that participate in the distribution of the common stock may be underwriters as defined in the Securities Act of 1933 (1933 Act), and any discounts or commissions received by them from us and any profit on the resale of the common stock by them may be treated as underwriting discounts and commissions under the 1933 Act.

We have an agreement with the agent to indemnify it from certain civil liabilities, including liabilities under the 1933 Act or to contribute with respect to payments which the agent may be required to make. We may have similar agreements with dealers and other agents.

Dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their business.

In connection with any fixed price offering, exchange distribution, or special offering, the selling group, which would include dealers who enter into an underwriting agreement with us, may engage in transactions which stabilize, maintain or otherwise affect the market price of the common stock. Specifically, the selling group may overallot in connection with the offering, creating a short position. In addition, they may bid for, and purchase, the securities in the open market to cover shorts or to stabilize the price of the common stock. Finally, the selling group may reclaim selling concessions allowed for distributing common stock in the offering, if the selling group repurchases previously distributed common stock in the market to cover overallotments or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The selling group is not required to engage in any of these activities, and may stop any of the activities at any time.

LEGAL OPINION

One of our lawyers will issue an opinion regarding certain legal matters in connection with the common stock offered pursuant to this prospectus. Cahill Gordon & Reindel (a partnership including a professional corporation), New York, NY will issue an opinion for any underwriters, dealers or agents. Cahill Gordon & Reindel will rely on the opinion of our lawyers as to matters of Maryland law and the applicability of the Public Utility Holding Company Act of 1935.

EXPERTS

PricewaterhouseCoopers LLP, independent accountants, audited our annual financial statements and schedule incorporated by reference in this prospectus and elsewhere in the registration statement. These documents are incorporated by reference herein in reliance upon the authority of PricewaterhouseCoopers LLP as experts in accounting and auditing.

WHERE YOU CAN FIND MORE
INFORMATION

Constellation Energy will file annual, quarterly and current reports, proxy statements and other information with the SEC. Prior to Constellation Energy becoming BGE's holding company, reports, statements and other information were filed by BGE under the name "Baltimore Gas and Electric Company." You may read and copy any document filed by BGE or Constellation Energy at the SEC's public reference room at 450 Fifth Street, N. W. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements regarding

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issuers (including Constellation Energy and BGE) that file documents with the
SEC electronically. Constellation Energy's SEC filings may also be obtained from our web site at http://www.constellationenergy.com.

This prospectus is part of a registration statement that we filed with the SEC. In addition, the SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all the common stock.

- BGE's Annual Report on Form 10-K for the year ended December 31, 1998.
- Constellation Energy's Current Report on Form 8-K dated April 30, 1999.

You may request a copy of these filings, at no cost, by writing us at:

    Shareholder Services
    Constellation Energy Group, Inc.
    39 W. Lexington Street
    Baltimore, Maryland 21201
    410-783-5920

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of the common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

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                                     [LOGO]

                                3,731,600 SHARES

                                  COMMON STOCK

                            ------------------------

                              P R O S P E C T U S
                    ---------------------------------------

                              SALOMON SMITH BARNEY

                                  MAY 3, 1999

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